

21004570

UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing

SEC Mail Processing

MAY 14 2021

MAY 14 2021

Washington, DC

Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33746

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2020 AND ENDING 3/31/2021
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E. BARNES & COMPANY dba: PACIFIC INVESTMENT SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

01837 SW PALATINE ROAD
                  (No. and Street)

PORTLAND	OREGON	97219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
EDWARD B. HAESSLER 503-699-0618

                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DUANE LIEBSWAGER, C.P.A., PC
                      (Name – *if individual, state last, first, middle name*)

15405 SW 116TH AVENUE, SUITE 112 KING CITY	OREGON	97224
(Address) (City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)   **Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, EDWARD B. HAESSLER _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

E. BARNES & COMPANY dba: PACIFIC INVESTMENT SECURITIES CORPORATION _____, as

of MARCH 31 _____, 20 21 ____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

OFFICIAL STAMP
AMANDA DANIELLE COLLARD
NOTARY PUBLIC - OREGON
COMMISSION NO. 1000333
MY COMMISSION EXPIRES MAY 27, 2024

PRESIDENT
_____
Title

Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [✓] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

DUANE LIEBSWAGER, C.P.A., PC

| | 70 |

ADDRESS

15405 SW 116TH AVENUE,
SUITE 112 | 71 | PORTLAND | 72 | OREGON | 73 | 97224 | 74 |

| Number and Street | City | State | Zip Code |

CHECK ONE

■ Certified Public Accountant | 75 |

☐ Public Accountant | 76 |

☐ Accountant not resident in United States | 77 |
or any of its possessions

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
50	51	52	53			

E. BARNES & COMPANY
dba: PACIFIC INVESTMENT SECURITIES CORPORATION

Annual Audited Report

For the Year Ended March 31, 2021



SEC Mail Processing

MAY 1 4 2021

Washington, DC

DUANE LIEBSWAGER CPA, PC
CERTIFIED PUBLIC ACCOUNTANT
15405 SW 116th AVENUE
SUITE 112
KING CITY, OREGON 97224
503/624-0940

CONTENTS

Duane Liebswager CPA, PC
Certified Public Accountant
15405 SW 116th Avenue, Suite 112
King City, OR 97224
Duane G. Liebswager

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors
E. Barnes & Company
dba: Pacific Investment Securities Corporation

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of E. Barnes & Company dba: Pacific Investment Securities Corporation as of March 31, 2021, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements and supplemental information. In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of E. Barnes & Company dba: Pacific Investment Securities Corporation as of March 31, 2021, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of E. Barnes & Company dba: Pacific Investment Securities Corporation's management. My responsibility is to express an opinion on E. Barnes & Company dba: Pacific Investment Securities Corporation's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and am required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The supplemental schedule of computation of net capital under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of E. Barnes & Company dba: Pacific Investment Securities Corporation's financial statements. The supplementary information is the responsibility of E. Barnes & Company dba: Pacific Investment Securities Corporation's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting information and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the supplemental schedule of computation of net capital under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Duane Liebswager CPA, PC
Certified Public Accountant

I have served as the Company's auditor since 2009.

King City, Oregon

May 11, 2021

4

E. BARNES & COMPANY
dba: PACIFIC INVESTMENT SECURITIES CORPORATION
FINANCIAL STATEMENTS
STATEMENT OF FINANCIAL CONDITION

	AS OF MARCH 31, 2021
ASSETS	
CURRENT ASSETS	
Cash and cash equivalents	$13,667
Accounts receivable – trade	2,954
Total current assets	16,621
EQUIPMENT – net of accumulated depreciation of $7,747	0
Total Assets	$16,621
LIABILITIES AND STOCKHOLDER'S EQUITY	
CURRENT LIABILITIES	
Accounts payable	$.0
Total current liabilities	0
STOCKHOLDER'S EQUITY	
Common stock; $0.01 par value: 250,000 shares authorized, 75 shares issued and outstanding	1
Preferred stock; $0.01 par value: 25,000 shares authorized, 0 shares issued and outstanding	0
Additional paid in capital	7,499
Retained earnings	9,121
Total stockholder's equity	16,621
Total Liabilities and Stockholder's Equity	$16,621

See accompanying notes and accountant's audit report.

E. BARNES & COMPANY
dba: PACIFIC INVESTMENT SECURITIES CORPORATION
STATEMENT OF INCOME

	FOR THE YEAR **ENDED MARCH 31,** **2021**
REVENUE	
Commissions earned and trading profit	$71,106
Sale of investment company shares	5,538
Interest	4
Total revenue	76,648
OPERATING EXPENSES	
Clearing costs	25,816
Commissions expense	6,778
Officers salary	7,000
Rent and parking	8,400
Regulatory fees	4,734
Taxes and licenses	657
Office supplies, printing and postage	7,400
Telephone	5,717
Professional services	7,450
Insurance	1,602
Advertising and promotion	50
Total operating expenses	75,604
Income from operations	1,044
Income tax expense	(150)
Net income	$894

See accompanying notes and accountant's audit report.

E. BARNES & COMPANY
dba: PACIFIC INVESTMENT SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended March 31, 2021

	Common Stock	Additional Paid In Capital	Retained Earnings	Total Stockholder's Equity
Balance at March 31, 2020	$1	$7,499	$8,227	$15,727
Net income for year ended March 31, 2021			894	894
Balance at March 31, 2020	$1	$7,499	$9,121	$16,621

See accompanying notes and accountant's audit report.

E. BARNES & COMPANY
dba: PACIFIC INVESTMENT SECURITIES CORPORATION
STATEMENT OF CASH FLOWS

	FOR THE YEAR ENDED MARCH 31, 2021
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$,894
Change in operating assets and liabilities	
Receivables from brokers dealers	5,231
Accounts payable and accruals	(2,578)
Net cash and cash equivalents provided by operating activities	3,547
Cash and cash equivalents at beginning of year	10,120
Cash and cash equivalents at end of year	$13,667

DISCLOSURE OF ACCOUNTING POLICY:
For purposes of reporting cash flows, cash and cash equivalents include cash on hand and in banks.

See accompanying notes and accountant's audit report.

E. BARNES & COMPANY
dba: PACIFIC INVESTMENT SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
March 31, 2021

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Date of Management's Review – Management has evaluated subsequent events through May 11, 2021, the date on which the financial statements were available to be issued.

E. Barnes & Company, an Oregon securities brokerage firm with offices in Portland, Oregon, was incorporated on February 15, 1985.

The Company records securities transactions and related commission revenue and expense on a settlement date basis through an "introduced" customer transaction relationship with a brokerage firm. The Company is exempt from the reserve requirements under SEC Rule 15c3-3(k)(2)(ii), since it does not handle or carry customer securities and cash.

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

A) <u>Revenue Recognition</u>

Significant Judgements
Revenue from contracts with customers includes commission income and fees from investment banking and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions
Brokerage commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the settlement date. The Company believes that the performance obligation is satisfied on the settlement date because that is when the risks and rewards of ownership of the securities have been finalized.

Sale of investment company shares. The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the settlement date. Any fixed amounts are recognized on the trade date and variable are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

B) Receivables

Receivables consist of commissions receivable from broker dealers which are considered fully collectible.

C) Equipment

Equipment is stated at cost. Depreciation is computed using the straight-line method over 5 years for financial reporting purposes. For income tax purposes, depreciation is computed under the modified accelerated cost recovery system.

D) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

2. **NET CAPITAL**

Pursuant to Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a ratio of aggregate indebtedness to net capital, as defined, not to exceed 15 to 1. At March 31, 2021, the Company had net capital and net capital requirements of $16,621 and $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.00 to 1 for that year.

3. **RENT**

The Company operates its office from the corporate owner's house as of October 1, 2015. Total rent paid for the year ended March 31, 2021 was $8,400 for the Company's alternative office location.

4. INCOME TAXES

The Company at March 31, 2021 has a Federal tax loss carryforward of $2,009 and a state tax loss carryforward of $13,287 starting to expire in fiscal year 2028. The deferred tax benefit from these carryforwards has been recognized as an asset in these financial statements, but management has provided a 100% valuation allowance against this asset, due to the uncertainty of its future use within the carryforward period.

The provision for income taxes consists of the following:

	2021
Current taxes:	
Federal	$0
State	150
	$150

The Company is no longer subject to federal or state examinations by taxing authorities for years prior to March 2017, generally for three years after they were filed.

5. ADVERTISING COSTS

The Company expenses its advertising costs as incurred in accordance with ASC 720. Advertising costs expensed for the year ended March 31, 2021, were $50.

6. COMMITMENTS AND CONTINGENT LIABILITIES

The Company does not have any commitments or contingent liabilities other than those stated in these financial statements.

7. CORONAVIRUS 2019 (COVID-19)

The Company's operations may be affected by the recent and ongoing outbreak of the coronavirus disease 2019 (COVID-19) which was declared a pandemic by the World Health Organization in March 2020. The ultimate disruption which may be caused by the outbreak is uncertain; however, it may result in a material adverse impact on the Company's financial position, operations, and cash flows. Possible effects may include but are not limited to, disruption to the Company's customers and revenue.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17A-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

E. BARNES & COMPANY
dba: PACIFIC INVESTMENT SECURITIES CORPORATION
SCHEDULE 1

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT – PART IIA
FORM X-17A-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

COMPUTATION OF NET CAPITAL
For Year Ended March 31, 2021

	2021
Stockholder's equity from statement of financial condition	$16,621
Deductions and/or charges	
Tax refund	0
Net Capital	$16,621
Computation of net capital requirement	
Minimum net capital required	$0
Minimum dollar net capital requirement	$5,000
Excess net capital	$10,621
Net capital less greater of 10% AI or 120% of minimum capital	$9,071
Aggregate Indebtedness	
Items included from statement of financial condition:	
Accounts payable and accrued liabilities	$0
Total aggregate indebtedness	$0
Ratio: Aggregate indebtedness to net capital	0.00 to 1

E. BARNES & COMPANY
dba: PACIFIC INVESTMENT SECURITIES CORPORATION
SCHEDULE 2

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT – PART IIA
FORM X-171-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
For Year Ended March 31, 2021

	2021
NET CAPITAL	
Net capital as of March 31, per unaudited report filed by respondent	$16,621
Adjustments:	
Additional aggregate indebtedness	0
Rounding	
Net capital at March 31, as adjusted	<u>$16,621</u>
AGGREGATE INDEBTEDNESS	
Total aggregate indebtedness as of March 31, per unaudited report filed by respondent	$0
Additional aggregate indebtedness	0
Rounding	<u>0</u>
Total aggregate indebtedness as of March 31, as adjusted	<u>$0</u>

Duane Liebswager CPA, PC
Certified Public Accountant

15405 SW 116th Avenue, Suite 112
King City, OR 97224
Duane G. Liebswager

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of E. Barnes & Company
dba: Pacific Investment Securities Corporation

I have reviewed management's statements, included in the accompanying Exemption Report required by SEC Rule 17a-5, in which (1) E. Barnes & Company dba: Pacific Investment Securities Corporation identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which E. Barnes & Company dba: Pacific Investment Securities Corporation claimed an exemption from 17 C.F.R. §240.15c3-3 under the provision (2)(ii) "Customer Protection-Reserves and Custody of Securities"(exemption provisions) and (2) E. Barnes & Company dba: Pacific Investment Securities Corporation stated that it has met the identified exemption provisions throughout the most recent fiscal year without exception. E. Barnes & Company dba: Pacific Investment Securities Corporation's management is responsible for compliance with the exemption provisions and it's statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about E. Barnes & Company dba: Pacific Investment Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated. In all material respects, based on the provisions set forth in paragraph(k)(2)(ii) "Customer Protection-Reserves and Custody of Securities" of Rule 15c3-3 under the Securities and Exchange Act of 1934.

King City, Oregon

Duane Liebswager CPA P.C.

Duane Liebswager CPA, PC

May 11, 2021

EXEMPTION REPORT

SEC Rule 15c3-3

Fiscal year April 1, 2020-March 31, 2021

E. Barnes & Co. dba Pacific Investment Securities Corp. during the fiscal year ending, March 31, 2021, claimed an exemption to SEC Rule 15c3-3. E. Barnes & Co. dba Pacific Investment Securities Corp. met the following criteria, without exception, for the entire fiscal year starting April 1, 2020 and ending March 31, 2021 under section (k)(2)(ii) of the Rule:

> E. Barnes & Co. dba Pacific Investment Securities Corp. is not a carrying firm. E. Barnes & Co. dba Pacific Investment Securities Corp. carries no margin accounts, promptly transmits all customer funds, does not receive or handle customer securities, does not otherwise hold funds or securities for, or owe money to, customers and effectuates all financial transactions between the broker/dealer and its customers through Stonex Financial Inc.

I certify the above statement is true and accurate to best of my knowledge.

Edward B Haessler
President

Member FINRA, SIPC & MSRB